FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________

1. Name and Address of Reporting Person

   Bankgesellschaft Berlin AG
-----------------------------------------------------
   (Last)            (First)            (Middle)

   Alexanderplatz 2
-----------------------------------------------------
                     (Street)

   D-10178              Berlin           Germany
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________

2. Issuer Name and Ticker or Trading Symbol


	The Growth Fund of Spain, Inc.       (GSP)

_______________________________________________________________________________

3. IRS or Social Security Number of Reporting Person (Voluntary)

   XXX-XX-XXXX

_______________________________________________________________________________

4. Statement for Month/Year

   November 1997

_______________________________________________________________________________

5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________

6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [ ] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)


   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________

7. Individual or Joint/Group Filing

   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------


Common Stock, par value
  $.01 per share         11/12/97     P              10,000       A     $15.3750

Common Stock, par value
  $.01 per share         11/12/97     P              50,000       A     $14.9875

Common Stock, par value
  $.01 per share         11/13/97     P              27,000       A     $15.0625

Common Stock, par value
  $.01 per share         11/14/97     P               8,300       A     $15.1875

Common Stock, par value
  $.01 per share         11/17/97     P              70,000       A     $15.5000

Common Stock, par value
  $.01 per share         11/19/97     P              10,000       A     $15.6875

Common Stock, par value
  $.01 per share         11/20/97     P                 800       A     $16.0625

Common Stock, par value
  $.01 per share         11/21/97     P               4,000       A     $16.1250

Common Stock, par value
  $.01 per share         11/25/97     P              22,700       A     $16.1184       1,813,000       D


* If the Form is filed by more than one reporting person, see
  Instruction 4(b)(v).

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.         2.       3.         4.         5.            6.            7.           8.         9.         10.       11.
----------   --------  --------  --------  ----------   ------------   --------------   ------  ----------  --------- ----------
                                                                       Title and                             Ownership
                                           Number of    Date Exer-     Amount of                             Form of
                                           Derivative   cisable and    Underlying                Number of   Deriv-
                                           Securities   Expiration     Securities        Price   Derivative  ative
             Conver-             Trans-    Acquired (A  Date (Month/   (Instr. 3         of      Securities  Security:
             sion or   Trans-    action    or Disposed  Day/Year)      and 4)            Deriv-  Benefi-     Direct
             Exercise  action    Code      of (D)       -------------  ----------------  ative   cially      (D) or    Nature of
Title of     Price of  Date      (Instr.   (Instr. 3,   Date                    Amount   Secur-  Owned at    Indirect  Indirect
Derivative   Deriv-    (Month/    8)        4 and 5)    Exer-   Expir-          or Num-  ity     End of      (I)       Beneficial
Security     ative      Day/     --------  ----------   cis-    ation           ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)   Security   Year)    Code  V   (A)   (D)    able    Date    Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------   --------  --------  ---- ---  ----  ----   -----   ----    -----   ------   ------  ----------  --------  ----------

Put (obliga-  $15.00  11/13/97              10         11/13/97 12/20/97 Common   100   $0.9375
tion to buy                                                              Stock

Put (obliga-  $17.50  11/13/97              10         11/13/97 12/20/97 Common   100    3.0000
tion to buy                                                              Stock

Put (obliga-  $17.50  11/19/97             130         11/19/97 12/20/97 Common 1,300    2.3125
tion to buy                                                              Stock

Put (obliga-  $17.50  11/19/97              40         11/19/97  3/21/98 Common   400    2.6875
tion to buy                                                              Stock

Put (obliga-  $17.50  11/20/97              20         11/20/97 12/20/97 Common   200    2.0000
tion to buy                                                              Stock

Put (obliga-  $17.50  11/20/97              20         11/20/97 12/20/97 Common   200    1.9375
tion to buy                                                              Stock

Put (obliga-  $17.50  11/24/97             120         11/24/97 12/20/97 Common 1,200    2.0625
tion to buy                                                              Stock

Put (obliga-  $17.50  11/24/97              20         11/24/97 12/20/97 Common   200    1.8750
tion to buy                                                              Stock

Put (obliga-  $17.50  11/26/97              60         11/26/97 12/20/97 Common   600    1.8750
tion to buy                                                              Stock

Put (obliga-  $17.50  11/28/97              10         11/28/97 12/20/97 Common   100    1.8125
tion to buy                                                              Stock






Explanation of Responses:


-----------------------------------------------------


-----------------------------------------------------


              Bankgesellschaft Berlin AG


          By:   /s/ Bartho Schroeder                        December 10, 1997
              ----------------------------------------     --------------------
               Name:  Bartho Schroeder                             Date
               Title: Director

          By:   /s/ Dirk Kipp                               December 10, 1997
              ----------------------------------------     --------------------
               Name:  Dirk Kipp                                    Date
               Title: Director


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).